As filed with the Securities and Exchange Commission on February 18, 2025

Securities Act File No. 333-282587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

KKR INCOME OPPORTUNITIES FUND

(Exact Name of Registrant as specified in Charter)

555 California Street

50th Floor

San Francisco, California 94104

(Address of principal executive offices)

(415) 315-3620

(Registrant’s Telephone Number, including Area Code)

Lori Hoffman, Esq.

KKR Credit Advisors (US) LLC

30 Hudson Yards

New York, NY 10001

(Name and address of agent for service)

COPY TO:

Kenneth E. Young, Esq.

William J. Bielefeld, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreement and Plan of Reorganization, the final and executed Management Fee Waiver Agreement and the opinion of counsel regarding tax consequences of the reorganization of Insight Select Income Fund into KKR Income Opportunities Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed on December 20, 2024, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-282587).

KKR INCOME OPPORTUNITIES FUND

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended, officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other people for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

Reference is made to Article V of the Registrant’s Amended and Restated Declaration of Trust, is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-173274) filed on June 21, 2013.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

1.		Amended and Restated Declaration of Trust.[1]

2.		By-Laws.[1]

3.		Voting Trust Agreement – Not Applicable.

4.		Agreement and Plan of Reorganization (filed herewith).

5.		See the Amended and Restated Declaration of Trust (Exhibit 1 above) and the By-Laws (Exhibit 2 above).

6.		Form of Investment Advisory Agreement.[1]

7.		Form of Dividend Reinvestment Plan.[1]

8.		Bonus or Profit Sharing Contracts – Not Applicable.

9.		Form of Custody Agreement.[1]

10.		Rule 12b-1/18f-3 Plans – Not Applicable.

11.		Opinion and Consent of Dechert LLP as to the legality of shares being registered with respect to the Acquiring Fund.[4]

12.		Tax Opinion (filed herewith).

13.	(a)	Form of Transfer Agent Servicing Agreement.[1]

	(b)	Form of Fund Administration Servicing Agreement.[1]

	(c)	Form of Fund Accounting Servicing Agreement.[2]

	(d)	Management Fee Waiver Agreement (filed herewith).

14.	(a)	Consent of Independent Registered Public Accounting Firm of the Acquiring Fund.[4]

	(b)	Consent of Independent Registered Public Accounting Firm of the Acquired Fund.[4]

15.		Omitted Financial Statements – Not Applicable.

16.		Powers of Attorney.[3]

17.		Additional Exhibits – Not Applicable.

18.		Filing Fee Exhibit (filed herewith).

[1]	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-173274) filed on June 21, 2013.
[2]	Incorporated by reference to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 811-22543 and 333-173274) filed on July 23, 2013.
[3]	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File Nos. 811-22543 and 333-282587) filed on October 10, 2024.
[4]	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File Nos. 811-22543 and 333-282587) filed on December 5, 2024.

ITEM 17. UNDERTAKINGS.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of San Francisco and the State of California, on the 18th day of February, 2025.

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Rudy Pimentel
Rudy Pimentel, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the date above.

SIGNATURE		TITLE	Date

/s/ Rudy Pimentel Rudy Pimentel		President and Trustee	February 18, 2025

/s/ Michael E. Cahill* Michael E. Cahill		Trustee	February 18, 2025

/s/ Tobin V. Levy* Tobin V. Levy		Trustee	February 18, 2025

/s/ Jeffrey L. Zlot* Jeffrey L. Zlot		Trustee	February 18, 2025

/s/ Catherine B. Sidamon-Eristoff* Catherine B. Sidamon-Eristoff		Trustee	February 18, 2025

/s/ Thomas Murphy Thomas Murphy		Treasurer, Chief Financial Officer and Chief Accounting Officer	February 18, 2025

*By:	Lori Hoffman		February 18, 2025
Lori Hoffman, Attorney-in-Fact

EXHIBIT INDEX

4.		Agreement and Plan of Reorganization

12.		Tax Opinion

13.	(d)	Management Fee Waiver Agreement

18.		Filing Fee Exhibit